                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 35)

                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)

                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)

                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                            KATHLEEN L. WERNER, ESQ.
                             CLIFFORD CHANCE US LLP
                               31 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 878-8000

                                  JUNE 29, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------------
CUSIP No. 422317 10 7                   13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                   HEARST BROADCASTING, INC.
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
                                   WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   DELAWARE
--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER

  NUMBER OF

    SHARES

 BENEFICIALLY

   OWNED BY

    EACH

  REPORTING

 PERSON WITH
                   -------------------------------------------------------------
                   8.    SHARED VOTING POWER
                                   62,655,347
                   -------------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                                   62,655,347
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   62,655,347
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   66.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                   CO
--------------------------------------------------------------------------------

---------------------
CUSIP No. 422317 10 7                   13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                   HEARST HOLDINGS, INC.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
                                   WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   DELAWARE
--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER

  NUMBER OF

    SHARES

 BENEFICIALLY

   OWNED BY

    EACH

  REPORTING

 PERSON WITH
                   -------------------------------------------------------------
                   8.    SHARED VOTING POWER
                                   62,655,347
                   -------------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                                   62,655,347
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   62,655,347
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   66.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                   CO
--------------------------------------------------------------------------------

---------------------
CUSIP No. 422317 10 7                   13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                   THE HEARST CORPORATION
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
                                   WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   DELAWARE
--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER

  NUMBER OF

    SHARES

 BENEFICIALLY

   OWNED BY

    EACH

  REPORTING

 PERSON WITH
                   -------------------------------------------------------------
                   8.    SHARED VOTING POWER
                                   62,655,347
                   -------------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                                   62,655,347
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   62,655,347
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   66.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                   CO
--------------------------------------------------------------------------------

---------------------
CUSIP No. 422317 10 7                   13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                   THE HEARST FAMILY TRUST
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
                                   WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER

  NUMBER OF

    SHARES

 BENEFICIALLY

   OWNED BY

    EACH

  REPORTING

 PERSON WITH
                   -------------------------------------------------------------
                   8.    SHARED VOTING POWER
                                   62,655,347
                   -------------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                                   62,655,347
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   62,655,347
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   66.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                   CO (Testamentary Trust)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

      This Amendment No. 35 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

ITEM 2. IDENTITY AND BACKGROUND.

      Item 2 is amended as follows:

      Schedule I hereto sets forth the name, business address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of Hearst's directors and executive officers and the trustees of the Trust. Schedule I also sets forth the citizenship of each of Hearst's directors and executive officers and the trustees of the Trust.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $11,276,005.98. Hearst Broadcasting used its working capital to make such purchases.

ITEM 4. PURPOSE OF TRANSACTION.

      Hearst Broadcasting purchased the additional Securities reported in Item 5(c) of this Statement in order to increase its equity interest in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) As of June 29, 2004, the Reporting Persons owned 19,769,029 shares of Series A Common Stock of the Issuer, 41,298,648 shares of Series B Common Stock, 300,000 of the Series A Preferred Securities and 500,000 of the Series B Preferred Securities (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A

Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Each of the Series A Preferred Securities are convertible at the option of Hearst Broadcasting into shares of Series A Subordinated Debentures, on a share-for-share basis, and each of the Series B Preferred Securities are convertible at the option of Hearst Broadcasting into shares of Series B Subordinated Debentures, on a share-for-share basis. Thereafter, each of the Series A Subordinated Debentures are required under the terms thereof to be converted into 601,539 shares of Series A Common Stock and each of the Series B Subordinated Debentures are required under the terms thereof to be converted into 986,131 shares of Series A Common Stock. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 62,655,347 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 66.2% of the combined shares of Series A Common Stock, Series B Common Stock and the Subordinated Debentures outstanding of the Issuer, based on the number of outstanding shares as of April 27, 2004, provided to the Reporting Persons by the Issuer.

      (c) Since filing Amendment No. 34 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open-market transactions:

  DATE                    # OF SHARES     PRICE PER SHARE ($)      COST ($)
  ----                    -----------     -------------------      --------
05/06/04                        300               25.77               7,731
05/06/04                        300               25.78               7,734
05/06/04                        500               25.82              12,910
05/06/04                        500               25.83              12,915
05/06/04                      1,300               25.83              33,579
05/06/04                        500               25.84              12,920
05/06/04                        300               25.85               7,755
05/06/04                        500               25.89              12,945
05/06/04                        100               25.91               2,591
05/06/04                      1,000               25.92              25,920
05/06/04                        100               25.93               2,593
05/06/04                        600               25.94              15,564
05/06/04                      1,000               25.95              25,950

  DATE                    # OF SHARES     PRICE PER SHARE ($)      COST ($)
  ----                    -----------     -------------------      --------
05/06/04                        500               25.98              12,990
05/06/04                      7,800               25.99             202,722
05/07/04                        200               25.60               5,120
05/07/04                        400               25.61              10,244
05/07/04                        600               25.68              15,408
05/07/04                        800               25.70              20,560
05/07/04                        100               25.71               2,571
05/07/04                        300               25.74               7,722
05/07/04                        300               25.75               7,725
05/07/04                      2,600               25.76              66,976
05/07/04                        400               25.77              10,308
05/07/04                        100               25.79               2,579
05/07/04                        600               25.81              15,486
05/07/04                      2,000               25.82              51,640
05/07/04                        600               25.83              15,498
05/07/04                        400               25.84              10,336
05/07/04                      8,000               25.85             206,800
05/07/04                        900               25.86              23,274
05/07/04                        200               25.87               5,174
05/07/04                        200               25.88               5,176
05/07/04                      3,200               25.89              82,848
05/07/04                      1,300               25.90              33,670
05/07/04                        500               25.91              12,955
05/07/04                      1,500               25.92              38,880
05/07/04                      1,600               25.93              41,488
05/07/04                        500               25.94              12,970
05/07/04                      1,000               25.95              25,950
05/10/04                        200               25.29               5,058
05/10/04                        300               25.28               7,584
05/10/04                      2,000               25.34              50,680

  DATE                    # OF SHARES     PRICE PER SHARE ($)      COST ($)
  ----                    -----------     -------------------      --------
05/10/04                        200               25.38               5,076
05/10/04                      1,200               25.39              30,468
05/10/04                      1,000               25.40              25,400
05/10/04                      1,400               25.41              35,574
05/10/04                      1,700               25.43              43,231
05/10/04                      1,000               25.44              25,440
05/10/04                      1,200               25.45              30,540
05/10/04                        500               25.46              12,730
05/10/04                        200               25.47               5,094
05/10/04                        200               25.48               5,096
05/10/04                      2,300               25.49              58,627
05/10/04                        300               25.50               7,650
05/10/04                        100               25.52               2,552
05/10/04                      1,300               25.53              33,189
05/10/04                        700               25.54              17,878
05/10/04                        600               25.55              15,330
05/10/04                        200               25.56               5,112
05/10/04                        200               25.57               5,114
05/10/04                      2,300               25.58              58,834
05/10/04                      1,800               25.59              46,062
05/10/04                      3,500               25.60              89,600
05/10/04                      1,800               25.61              46,098
05/10/04                        100               25.61               2,561
05/10/04                      2,200               25.63              56,386
05/10/04                        500               25.65              12,825
05/11/04                      1,100               25.72              28,292
05/11/04                      4,800               25.74             123,552
05/11/04                        600               25.75              15,450
05/11/04                      1,000               25.76              25,760
05/11/04                      1,000               25.77              25,770

  DATE                    # OF SHARES     PRICE PER SHARE ($)      COST ($)
  ----                    -----------     -------------------      --------
05/11/04                      9,300               25.78             239,754
05/11/04                      4,200               25.79             108,318
05/11/04                      4,800               25.80             123,840
05/11/04                        700               25.80              18,060
05/12/04                        200               25.55               5,110
05/12/04                      1,800               25.67              46,206
05/12/04                      3,200               25.68              82,176
05/12/04                        600               25.70              15,420
05/12/04                        400               25.70              10,280
05/12/04                      2,200               25.71              56,562
05/12/04                      1,600               25.72              41,152
05/12/04                      1,300               25.73              33,449
05/12/04                      4,200               25.74             108,108
05/12/04                      4,800               25.75             123,600
05/12/04                        400               25.75              10,300
05/12/04                        700               25.76              18,032
05/12/04                        200               25.79               5,158
05/12/04                        100               25.82               2,582
05/12/04                        300               25.82               7,746
05/12/04                      2,100               25.84              54,264
05/12/04                        800               25.85              20,680
05/12/04                      3,000               25.86              77,580
05/12/04                      1,100               25.87              28,457
05/13/04                        700               25.34              17,738
05/13/04                        500               25.36              12,680
05/13/04                      2,500               25.39              63,475
05/13/04                      1,500               25.40              38,100
05/13/04                        200               25.42               5,084
05/13/04                      2,500               25.45              63,625
05/13/04                        700               25.46              17,822

  DATE                    # OF SHARES     PRICE PER SHARE ($)      COST ($)
  ----                    -----------     -------------------      --------
05/13/04                      4,600               25.47             117,162
05/13/04                      3,200               25.48              81,536
05/13/04                        900               25.49              22,941
05/13/04                        300               25.49               7,647
05/13/04                      1,100               25.50              28,050
05/13/04                        100               25.50               2,550
05/13/04                        800               25.51              20,408
05/13/04                      5,200               25.52             132,704
05/13/04                        500               25.53              12,765
05/13/04                      3,400               25.54              86,836
05/13/04                        100               25.54               2,554
05/13/04                        200               25.55               5,110
05/14/04                        200               24.80               4,960
05/14/04                        600               24.82              14,892
05/14/04                        600               24.84              14,904
05/14/04                        100               24.85               2,485
05/14/04                        600               24.88              14,928
05/14/04                        300               24.89               7,467
05/14/04                        500               24.89              12,445
05/14/04                      2,500               24.90              62,250
05/14/04                        400               24.91               9,964
05/14/04                        100               24.92               2,492
05/14/04                      1,100               24.93              27,423
05/14/04                        100               24.94               2,494
05/14/04                        800               24.95              19,960
05/14/04                        200               25.09               5,018
05/14/04                        200               25.10               5,020
05/14/04                        500               25.12              12,560
05/17/04                      2,100               25.10              52,710
05/17/04                      2,200               25.13              55,286

  DATE                    # OF SHARES     PRICE PER SHARE ($)      COST ($)
  ----                    -----------     -------------------      --------
05/17/04                        100               25.12               2,512
05/17/04                      2,000               25.14              50,280
05/17/04                      4,700               25.15             118,205
05/17/04                      3,900               25.16              98,124
05/17/04                      2,200               25.17              55,374
05/17/04                        300               25.17               7,551
05/17/04                      9,800               25.18             246,764
05/17/04                        500               25.18              12,590
05/19/04                        300               25.45               7,635
05/19/04                      3,000               25.49              76,470
06/09/04                      7,400               25.75             190,550
06/09/04                        300               25.74               7,722
06/09/04                      2,100               25.73              54,033
06/09/04                        400               25.70              10,280
06/09/04                      2,400               25.69              61,656
06/09/04                      4,800               25.68             123,264
06/09/04                      1,900               25.67              48,773
06/09/04                        500               25.64              12,820
06/09/04                        600               25.60              15,360
06/09/04                        100               25.58               2,558
06/10/04                     25,000               25.75             643,750
06/14/04                        400               25.54              10,216
06/14/04                        200               25.59               5,118
06/14/04                        200               25.60               5,120
06/14/04                        100               25.61               2,561
06/14/04                        600               25.62              15,372
06/14/04                        300               25.63               7,689
06/14/04                        400               25.64              10,256
06/14/04                        900               25.65              23,085

  DATE                    # OF SHARES     PRICE PER SHARE ($)      COST ($)
  ----                    -----------     -------------------      --------
06/14/04                        200               25.66               5,132
06/14/04                        200               25.67               5,134
06/14/04                      2,000               25.68              51,360
06/14/04                      2,700               25.69              69,363
06/14/04                        900               25.70              23,130
06/14/04                      6,200               25.72             159,464
06/15/04                        400               25.46              10,184
06/15/04                        400               25.48              10,192
06/15/04                        100               25.51               2,551
06/15/04                        200               25.58               5,116
06/15/04                        300               25.68               7,704
06/15/04                      2,800               25.69              71,932
06/15/04                      4,300               25.70             110,510
06/15/04                      8,300               25.71             213,393
06/16/04                      1,000               25.56              25,560
06/16/04                        500               25.59              12,795
06/16/04                      2,600               25.60              66,560
06/16/04                        100               25.61               2,561
06/16/04                        900               25.62              23,058
06/16/04                        700               25.63              17,941
06/16/04                      3,800               25.64              97,432
06/16/04                      2,000               25.65              51,300
06/16/04                      2,000               25.66              51,320
06/16/04                      7,200               25.67             184,824
06/16/04                      4,600               25.69             118,174
06/16/04                      4,600               25.72             118,312
06/17/04                        300               25.54               7,662
06/21/04                     30,000              25.576             767,280
06/22/04                     24,400             25.5608          623,683.52
06/23/04                     26,700             25.5038          680,951.46

  DATE                    # OF SHARES   PRICE PER SHARE ($)          COST ($)
  ----                    -----------   -------------------          --------
06/24/04                     30,000           25.4916                 764,748
06/25/04                        400            25.205                  10,082
06/28/04                      2,400             25.71                  61,704
06/28/04                        600             25.72                  15,432
06/28/04                      2,000             25.73                  51,460
06/28/04                      1,600             25.74                  41,184
06/28/04                     11,600             25.75                 298,700
06/29/04                        100             25.52                   2,552
06/29/04                        500             25.53                  12,765
06/29/04                      1,400             25.54                  35,756
06/29/04                        600             25.56                  15,336
06/29/04                      1,300             25.60                  33,280
06/29/04                        100             25.61                   2,561
06/29/04                        200             25.63                   5,126
06/29/04                        600             25.64                  15,384
   TOTAL                    440,400                          $  11,276,005.98
                                                             ================

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2004

                                     HEARST BROADCASTING, INC.

                                     By: /s/ Jodie W. King
                                         ---------------------------------------
                                         Name: Jodie W. King
                                         Title: Vice President and Secretary

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2004

                                     HEARST HOLDINGS, INC.

                                     By: /s/ Jodie W. King
                                         --------------------------------------
                                         Name: Jodie W. King
                                         Title: Vice President and Secretary

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2004

                                     THE HEARST CORPORATION

                                     By: /s/ Jodie W. King
                                         --------------------------------------
                                         Name: Jodie W. King
                                         Title: Vice President and Secretary

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2004

                                     THE HEARST FAMILY TRUST

                                     By: /s/    Mark F. Miller
                                         --------------------------------------
                                         Name:  Mark F. Miller
                                         Title: Trustee

                                   SCHEDULE I

                     INFORMATION REGARDING THE DIRECTORS AND
              EXECUTIVE OFFICERS OF HEARST, HEARST BROADCASTING AND
             HEARST HOLDINGS AND TRUSTEES OF THE HEARST FAMILY TRUST

Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst, Hearst Broadcasting and Hearst Holdings. Unless otherwise indicated, each person identified below is employed by Hearst Communications, Inc., an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of Hearst's other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Broadcasting, Hearst Holdings and Hearst Communications, Inc. and, unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The principal business address of the Trust is 888 Seventh Avenue, New York, New York 10106. Trustees of the Trust are identified by an asterisk ("*"). All persons identified below are United States citizens.

                                             Present Office/Principal
      Name                                   Occupation or Employment
---------------------------          -------------------------------------------
HEARST

George R. Hearst, Jr.*               Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)           Vice Chairman of the Board, Chairman of
                                     Executive Committee, Director

Victor F. Ganzi*                     President, Chief Executive Officer,
                                     Director

James M. Asher                       Senior Vice President, Chief Legal and
                                     Development Officer

Anissa B. Balson*                    Director

David J. Barrett (1)                 Director; President and Chief Executive
                                     Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black                    Senior Vice President, Director; President:
                                     Hearst Magazines Division, Hearst
                                     Communications, Inc.

Eve B. Burton                        Vice President, General Counsel

John G. Conomikes* (2)               Director

Richard E. Deems* (2)                Director

Ronald J. Doerfler                   Senior Vice President, Chief Financial
                                     Officer, Treasurer, Director

George J. Green                      Vice President; President: Hearst Magazines
                                     International Division, Hearst
                                     Communications, Inc.

Mark Hasson                          Vice President-Finance

Austin Hearst (1)                    Director; Vice President: Hearst
                                     Entertainment Distribution Division, Hearst
                                     Entertainment, Inc.

John R. Hearst, Jr.*                 Director

Stephen T. Hearst (4)                Director; Vice President: San Francisco
                                     Realties Division

William R. Hearst, III* (3)          Director; Partner: Kleiner, Perkins,
                                     Caufield & Byers

Thomas J. Hughes                     Vice President

George B. Irish                      Senior Vice President, Director; President:
                                     Hearst Newspapers Division, Hearst
                                     Communications, Inc.

Jodie W. King                        Vice President, Secretary

Harvey L. Lipton* (2)                Director

Richard P. Malloch                   Vice President; President: Hearst Business
                                     Media Group Administrative Division, Hearst
                                     Communications, Inc.

Gilbert C. Maurer* (2)               Director

Mark F. Miller*                      Director, Vice President; Executive Vice
                                     President: Hearst Magazines Division,
                                     Hearst Communications, Inc.

Bruce L. Paisner                     Vice President; Executive Vice President:
                                     Hearst Entertainment and Syndication Group
                                     Administrative Division, Hearst
                                     Communications, Inc.

Raymond J. Petersen*                 Director; Executive Vice President: Hearst
                                     Magazines Division, Hearst Communications,
                                     Inc.

Virginia Hearst Randt*               Director

Debra Shriver                        Vice President

HEARST BROADCASTING

John G. Conomikes*                   President, Director

James M. Asher                       Vice President

David J. Barrett (1)                 Vice President, Director; President and
                                     Chief Executive Officer: Hearst-Argyle
                                     Television, Inc.

Ronald J. Doerfler                   Vice President, Treasurer

Victor F. Ganzi*                     Vice President, Director

Jodie W. King                        Vice President, Secretary

Frank A. Bennack, Jr.*               Director

George R. Hearst, Jr.*               Director

William R. Hearst, III* (4)          Director; Partner: Kleiner, Perkins,
                                     Caufield & Byers

Gilbert C. Maurer* (2)               Director

Virginia Hearst Randt*               Director

HEARST HOLDINGS

George R. Hearst, Jr.*               Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)           Vice Chairman of the Board, Chairman of
                                     Executive Committee, Director

Victor F. Ganzi*                     President, Chief Executive Officer,
                                     Director

James M. Asher                       Senior Vice President, Chief Legal and
                                     Development Officer

Anissa B. Balson*                    Director

David J. Barrett (1)                 Director; President and Chief Executive
                                     Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black                    Senior Vice President, Director; President:
                                     Hearst Magazines Division, Hearst
                                     Communications, Inc.

Eve B. Burton                        Vice President, General Counsel

John G. Conomikes* (2)               Director

Richard E. Deems* (2)                Director

Ronald J. Doerfler                   Senior Vice President, Chief Financial
                                     Officer, Treasurer, Director

George J. Green                      Vice President; President: Hearst Magazines
                                     International Division, Hearst
                                     Communications, Inc.

Mark Hasson                          Vice President-Finance

Austin Hearst (1)                    Director; Vice President: Hearst
                                     Entertainment Distribution Division, Hearst
                                     Entertainment, Inc.

John R. Hearst, Jr.*                 Director

Stephen T. Hearst (4)                Director; Vice President: San Francisco
                                     Realties Division, The Hearst Corporation.

William R. Hearst, III* (3)          Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                     Vice President

George B. Irish                      Senior Vice President, Director; President:
                                     Hearst Newspapers Division, Hearst
                                     Communications, Inc.

Jodie W. King                        Vice President, Secretary

Harvey L. Lipton* (2)                Director

Richard P. Malloch                   Vice President; President: Hearst Business
                                     Media Group Administrative Division, Hearst
                                     Communications, Inc.

Gilbert C. Maurer* (2)               Director

Mark F. Miller*                      Director, Vice President; Executive Vice
                                     President: Hearst Magazines Division,
                                     Hearst Communications, Inc.

Bruce L. Paisner                     Vice President; Executive Vice President:
                                     Hearst Entertainment and Syndication Group
                                     Administrative Division, Hearst
                                     Communications, Inc.

Raymond J. Petersen*                 Director; Executive Vice President: Hearst
                                     Magazines Division, Hearst Communications,
                                     Inc.

Virginia Hearst Randt*               Director

Debra Shriver                        Vice President

---------------------------------
(1)   888 Seventh Avenue
      New York, NY 10106

(2)   Self-employed, non-employed or retired

(3)   2750 Sand Hill Road
      Menlo Park, CA 94025

(4)   5 Third Street
      Suite 200
      San Francisco, CA 94103